SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 000-51690

Baja Mining Corp.

(Translation of registrant's name into English)

2350 – 1177 West Hastings Street,
Vancouver, British Columbia T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

TABLE OF CONTENTS

1.   News Release dated August 21, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baja Mining Corp.
(Registrant)

Date: August 21, 2007 _____ By: /s/ John Greenslade_____

John Greenslade
President



2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

August 21, 2007   TSX:BAJ

PRESS RELEASE

BAJA MINING GRANTED ESSENTIAL LAND USE PERMITS

Baja Mining Corp. (the "Company") is pleased to announce that it has been advised by the Mexican Secretariat for the Environment and Natural Resources (SEMARNAT) that it has authorized the change in land use for the property on which the Boleo Project will be developed as per the requirements of the Mexican Law for Sustainable Forestry Development. This authorization involves payment of approximately US$550,000 in compensatory duties to the National Commission for Forestry (CONAFOR) to be applied in rehabilitation projects in the State of Baja California Sur.

The granting of this authorization is a crucial step in the progress of El Boleo and construction activities can now proceed. The granting of this permit reconfirms that El Boleo is feasible from an environmental, as well as an economic, perspective. Issuance of the permit came earlier than expected and will allow for an expedited start up of construction activities. The Company's construction contractor is now mobilizing their crew to start cacti relocation from areas where the surface will be disturbed due to site construction activities.

The Company recognizes the continued support of the Mexican State and Federal authorities that have allowed the Company to jointly work in making this project a reality, particularly: the State Governor of Baja California Sur, Mr. Narciso Agundez M.; the State Secretary for Economic Development, Mr. Jorge Alberto Vale M.; and the President of the Municipality of Mulege, Mr. Pedro G. Osuna L.

The Company has completed a Definitive Feasibility Study (DFS) on its 100% owned Boleo Property, Baja California Sur, Mexico. The Company is well advanced in construction financing under the direction of its financial advisors, Endeavour Financial International Corporation, and will be proceeding to break ground for construction of El Boleo copper/cobalt/zinc/manganese project later this year.

**ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.**

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company's expected timing expected timing for commitment of construction financing and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company's and consultants' projections, (iv) the Company's ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.